UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AVANTAIR, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock
(Title of Class of Securities)

05350T119
(CUSIP Number of Warrants)

Steven Santo
President and Chief Executive Officer
4311 General Howard Drive
Clearwater, Florida 33762
(727) 539-0071

Copies To:

David Alan Miller
Brian L. Ross
Graubard Miller
The Chrysler Building
405 Lexington Avenue, 19th Floor
New York, New York 10174
(212) 818-8800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(2)
$1,104,000	$43.39

(1)
Estimated for purposes of calculating the amount of the filing fee only. Avantair, Inc. is offering, for a period of _______ (__) business days, to all holders of the 13,800,000 warrants to purchase common stock, par value $.0001 per share, which were issued by Ardent Acquisition Corporation, its legal predecessor, in its initial public offering, the opportunity to the exercise the warrants on temporarily modified terms. During the period of the offer, a holder of the warrants may pay a reduced cash exercise price of $3.00 per share for the shares of common stock underlying the warrants and, for each warrant a holder exercises by payment of the reduced cash exercise price, the holder has the option to engage in a cashless exercise by exchanging ten (10) additional warrants for one (1) additional share of common stock. The transaction value is calculated using $0.08 as the market value of the warrants (the average of the high and low price as of June 10, 2008).

(2)	The filing fee is calculated as $39.30 for each $1,000,000 of the transaction value, pursuant to Rule 0-11(b) of the Securities Exchange Act, as amended.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration Number: N/A
Filing Party: N/A
Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  third party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐  going private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

Avantair, Inc., a Delaware corporation (“Company”), is filing this Tender Offer Statement on Schedule TO (“Statement”) under Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with the Company’s temporary modification of the terms of exercise of its 13,800,000 outstanding Warrants (as defined below). This temporary modification is part of the Company’s warrant retirement program. In the program, holders of the Warrants may pay a reduced cash exercise price of $3.00 per share of Common Stock (as defined below) underlying the Warrants. In addition, for each Warrant a holder exercises by payment of the reduced cash exercise price, the holder has the option to engage in a cashless exercise by exchanging ten (10) additional Warrants for one (1) additional share of Common Stock. The warrant retirement program and the temporary modification are more fully described in the Offer to Warrant Holders, dated June __, 2008 (“Offer Letter”), and related documents, attached hereto as Exhibit (a)(1) (together, the “Offer”). The warrant retirement program and the temporary modification also are reflected in a Post-Effective Amendment No. 1 on Form S-3, filed on or about the date of this Statement.

The information in the Offer Letter is expressly incorporated in this Statement by reference in response to all of the items of this Statement, except as otherwise provided.

Item 1. Summary Term Sheet.

A summary term sheet is included in the summary of the Offer Letter, which is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Avantair, Inc., a Delaware corporation. The address of its principal executive offices is 4311 General Howard Drive, Clearwater, Florida 33762, and its telephone number is (727) 539-0071.

(b) The subject securities are the warrants (“Warrants”) to purchase common stock, par value $.0001 per share (“Common Stock”), which were issued in the initial public offering by Ardent Acquisition Corporation, the Company’s legal predecessor. As of June 10, 2008, the Company had 13,800,000 Warrants outstanding. The Warrants are exercisable for an aggregate of 13,800,000 shares of the Company’s Common Stock.

(c) Information about the trading market and price of the subject securities is included in Section 6 of the Offer Letter, entitled “Price Range of Common Stock, Warrants and Units,” which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) This Statement relates to an issuer tender offer. The Company is the filing person and the subject company. The address and telephone number of the Company are set forth under Item 1(a) and are incorporated herein by reference. The address of each of the Company’s executive officers and directors is c/o Avantair, Inc., 4311 General Howard Drive, Clearwater, Florida 33762, and the telephone number for each is (727) 539-0071.

The following persons are the directors and executive officers of the Company:

Name	Position with the Company
Barry J. Gordon	Chairman of the Board
Steven Santo	Chief Executive Officer and Director
Arthur H. Goldberg	Director
Stephanie A. Cuskley	Director
A. Clinton Allen	Director
Robert J. Lepofsky	Director
Richard Pytak	Chief Financial Officer
Kevin Beitzel	Chief Operating Officer
Kevin McKamey	Executive Vice President

Item 4. Terms of the Transaction

(a) Information about the terms of the transaction is included in Sections 1 to 13 of the Offer Letter, which are incorporated herein by reference. Other than the temporary modification of the terms of exercise of the Warrants, there will be no material differences in the rights of security holders as a result of this transaction.

(b) Information about the beneficial ownership by officers, directors and affiliates of the Company is included under Item 8(a), which is incorporated herein by reference. Officers, directors and affiliates of the Company who own our Warrants will be entitled to participate in the Offer on the same basis as the other holders of our Warrants.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(e) Information about agreements involving the Company’s securities is included in Section 8 of the Offer Letter, entitled “Transactions and Agreements Concerning Warrants,” which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Information about the purpose of the transaction is included in Section 5.B of the Offer Letter, entitled “Purpose of the Offer,” which is incorporated herein by reference.

(b) The Warrants acquired by the Company will be retired.

(c) Except as a result of the Offer as set forth below, the Company has no plans, proposals or negotiations that relate to or would result in any of the events set forth in Item 1006(c)(1)-(10) of Regulation M-A:

• Depending on the extent to which holders of the Warrants choose to exercise their Warrants and the extent to which the holders take advantage of the cashless exercise option described in Section 1 the Offer Letter, entitled “General Terms,” the Company will issue up to an additional 13,800,000 shares of Common Stock to holders of the Warrants.

• Depending on the extent to which holders of the Warrants elect to exercise their Warrants, the Offer may result in the retirement of substantially all of, and consequently the delisting and deregistration of, the outstanding Warrants.

• Holders of the Warrants who elect to exercise their Warrants will acquire additional shares of the Company’s Common Stock.

Item 7. Source and Amount of Funds or Other Consideration

(a) The Company will issue shares of Common Stock upon exercise of the Warrants but will not pay any cash to holders of Warrants. The Company will receive cash if the holders of the Warrants elect to pay the reduced exercise price to exercise their warrants. Additional information about the source of funds is included in Section 7 of the Offer Letter, entitled “Source and Amount of Funds,” which is incorporated herein by reference.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company

(a) The following table sets forth information regarding the beneficial ownership of the Warrants by the persons identified in Item 1(a) as of June 10, 2008.

Name	Number of Warrants Beneficially Owned	Percentage of Warrants Beneficially Owned(1)
Barry J. Gordon	374,626	2.7%
Steven Santo	0	0%
Arthur H. Goldberg	125,000	*
Stephanie A. Cuskley	0	0%
A. Clinton Allen	0	0%
Robert J. Lepofsky	0	0%
Richard Pytak	0	0%
Kevin Beitzel	0	0%
Kevin McKamey	0	0%

*	Less than 1%.
(1)	Based on 13,800,000 Warrants outstanding. The Company has an additional 346,000 warrants issued and outstanding that are subject to different terms and are not the subject of the Offer.

(b) Neither the Company nor any of the persons identified in Item 1(a) have engaged in any transactions in the Warrants during the past 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) The Company has engaged Continental Stock Transfer & Trust Company to act as the depositary and Morrow & Co., LLC to act as information agent. The information agent may contact holders of the Warrants by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward material relating to the Offer to beneficial owners. Each of the depositary and the information agent will receive reasonable and customary compensation for its services in connection with our Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10. Financial Statements

(a) Incorporated by reference are the Company’s financial statements for the fiscal year ended June 30, 2007 and 2006 that were furnished in the Company’s Annual Report on Form 10-K/A (“10-K/A”), and the financial statements for each of the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008 that were furnished in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 14, 2007, February 14, 2007 and May 14, 2008, respectively (“10-Qs”). The full text of the 10-K/A and 10-Qs, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Statement, can be accessed electronically on the SEC’s website at www.sec.gov.

(b) Not applicable.

Item 11. Additional Information

(a) (1) There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors, controlling persons or subsidiaries that are material to a holder’s decision whether to participate in the Offer.

(2) There are no applicable regulatory requirements or approvals needed for the Offer.

(3) Anti-trust laws are inapplicable.

(4) The margin requirements of Section 7 of the Securities Exchange Act of 1934 and the applicable regulations are inapplicable.

(5) There are no material pending legal proceedings relating to the Offer.

(b) There is no other material information necessary to make the statements contained herein, in the light of the circumstances, not materially misleading.

Item 12. Exhibits

The following are attached as exhibits to this Statement:

(a) (1) (A) Offer Letter to Warrant Holders, dated June __, 2008.

(B) Letter of Transmittal.

(C) Notice of Guaranteed Delivery.

(D) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(E) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(2) None.

(3) Not applicable.

(4) Registrant’s Post-Effective Amendment No. 1 on Form S-3, filed on or about the date of this Statement, to the Registration Statement on Form S-1, filed on December 6, 2004, as amended (File No. 333-121028) (incorporated herein by reference).

(5) (A) Annual Report on Form 10-K/A for the fiscal year ending June 30, 2007, as amended, filed December 5, 2007 (incorporated herein by reference).

(B) Quarterly Reports on Form 10-Q for each of the fiscal quarters ended September 30, 2007, December 31, 2007 and March 31, 2008, filed on November 14, 2007, February 14, 2008 and May 14, 2008, respectively (incorporated herein by reference).

(C) Press Release dated June 17, 2008.

(b) None.

(d) None.

(g) None.

(h) None.

Item 13. Information Required By Schedule 13e-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVANTAIR, INC.

By:	/s/ Steven Santo
Name: Steven Santo
Title: Chief Executive Officer
Date: June 17, 2008